[AMERICAN EXPRESS COMPANY]

July 21, 2006

BY EDGAR CORRESPONDENCE

Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:          American Express Company

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 6, 2006

File No. 1-07657

Dear Mr. Vaughn:

We refer to the comment letter dated June 30, 2006 from the staff (the ‘‘Staff’’) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2005 of American Express Company (the ‘‘Company’’) filed with the Commission on March 6, 2006 (the ‘‘Form 10-K’’).

We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by the Company’s response. The Company expects that it will revise its future filings (either its Form 10-Q for the quarterly period ended September 30, 2006, or its Form 10-K for the fiscal year ended December 31, 2006 as appropriate), as noted in the responses indicated below and summarized in Appendix A.  In those responses to the Staff’s comments where the Company has proposed changes to its financial statement disclosures, the new or modified additional disclosures are underscored in the discussion below.

Please be advised that the Company is requesting confidential treatment of portions of this letter in accordance with Rule 80(b) of the Securities and Exchange Commission.  In addition, accompanying this letter is the Company’s request under Commission Rule 83 for confidential treatment under the Freedom of Information Act (“FOIA”), a copy of which letter (without enclosures) is also being sent to the Commission’s FOIA Officer.

*     *     *     *     *

General

1.         It appears from a published report that you use a Bahrain-based unit to issue and accept charge cards in Syria.  Syria is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security.  Your Form 10-K contains no information regarding your business activities related to, or contacts with, Syria.  Please describe for us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Syria, including any contacts with entities affiliated with or controlled by the government of Syria.

The Company is seeking confidential treatment of its response to this comment.  Please refer to paragraph 1 on Annex A to the confidential treatment request that accompanies this letter.

2.         Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether those activities or contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from companies that conduct business with countries identified as state sponsors of terrorism.  We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Syria.

The Company is seeking confidential treatment of its response to this comment.  Please refer to paragraph 2 on Annex A to the confidential treatment request that accompanies this letter.

Portions of the Company’s 2005 Annual Report to Shareholders

Financial Review

Results of Operations for the Three Years Ended December 31, 2005, page 31

3.         We note you recorded a $117 million gain in continuing operations in 2004 on the sale of American Express Business Finance Corporation’s equipment leasing product line.  Please tell us and revise to disclose more clearly if you reported the results of operations of this product line in continuing or discontinued operations for all periods presented, and tell us the accounting guidance on which you rely.  Specifically tell us how you considered paragraphs 41-43 of SFAS 144.

The Company reported the results of operations of American Express Business Finance Corporation’s (AEBF) equipment leasing product line in continuing operations because the Company concluded this product line was not a component of an entity, as defined by paragraph 41 of SFAS 144, and was therefore appropriately reflected in its results of operations in continuing operations.  Specifically, the equipment leasing product line did not have operations and cash flows that were clearly distinguishable from the larger product group retained within OPEN, The Small Business Network (OPEN is a component of the Company.)  Based on this conclusion, the Company also determined that paragraphs 42 and 43 of SFAS 144 are not applicable. The Company will prospectively revise its disclosures clarifying the accounting treatment and indicate the results of operations from AEBF’s equipment leasing business are reported in continuing operations.

In evaluating the appropriate classification of this transaction, the Company applied the guidance of SFAS 144, paragraphs 41-43 as well as Example 12, paragraph A26.

AEBF is part of OPEN.  The AEBF equipment leasing product line did not have operations and cash flows that were clearly distinguishable from AEBF, nor did AEBF have operations or cash flows that were clearly distinguishable from OPEN. For financial reporting purposes, AEBF does not prepare or file its own separate financial statements (balance sheet, income statement, cash flows or disclosures).  Financial information of AEBF is included in OPEN’s consolidating results based upon its specific product offerings (loans and equipment leasing). AEBF, which subsequent to the sale merged its remaining activities with OPEN, uses a network of shared systems, platforms, and personnel to manage its operations as a whole rather than on a product line basis.  Technology infrastructure and certain expenses are shared between AEBF and the rest of OPEN operations.

As part of OPEN’s operations, AEBF is in the business of providing financing to small businesses, which, prior to the sale of the equipment leasing product line, included small business equipment leases and small business loans. While the Company agreed to sell its small business equipment leasing product line, with a portfolio of approximately $1.53 billion, it retained the entire $6.14 billion small business loan portfolio (of which $233 million was underwritten by AEBF) as well as its small business charge card portfolio of $5.7 billion outstanding at the time of the sale. OPEN continues to provide financing to small businesses, including a small business loans product, a small business capital line, a small business credit card and a small business lending on charge and charge card products. The AEBF equipment leasing portfolio represented approximately 10% of the entire small business portfolio and OPEN continues to operate in the remaining 90% of the small business lending business.

In addition to paragraph 41, the Company also relied on Example 12 from paragraph A26 (in particular, A26(b)) of SFAS 144 to assess whether the AEBF leasing product line should be considered a component of an entity.  The example from paragraphs A26(b) states the following:

A26.  The entity has experienced losses associated with certain brands in its beauty care products group.

b. The entity decides to remain in the beauty care business but will discontinue the brands with which the losses are associated. Because the brands are part of a larger cash-flow-generating product group and, in the aggregate, do not represent a group that on its own is a component of the entity, the conditions in paragraph 42 for reporting in discontinued operations the losses associated with the brands that are discontinued would not be met.

Similar to the example above, AEBF’s equipment leasing product line is part of a larger cash-flow-generating product group, specifically AEBF, which is part of OPEN’s operations, and therefore is not considered a component of an entity as defined by paragraph 41.

The Company believes paragraphs 42 and 43 are only applicable to a group of assets sold that are considered a component of an entity.  Since the Company concluded the AEBF equipment leasing product line is not a component of an entity, the criteria of paragraph 42 could not be met and requirements of paragraph 43 were not applicable.

4.         If you account for American Express Business Finance Corporation’s equipment leasing product line as a discontinued operation, please revise to provide the disclosure requirements of paragraphs 47 and 48 of SFAS 144.

As discussed in the Company’s response to Comment 3, the Company has determined that the AEBF equipment leasing product line is not a discontinued operation.  Therefore, the disclosure requirements of paragraphs 47 and 48 of SFAS 144 are not applicable.

The Company will make clear as applicable in future filings that AEBF’s equipment leasing product line’s operations are reported in continuing operations.

5.         Please tell us the specific triggers for the $160 million and $204 million charge from the maturity of your outstanding securitized issuances in 2005 and 2004, respectively. Clearly identify why the maturity would result in losses.  Tell us the background of the underlying securitization transactions involved and what happened upon maturity.  Tell us whether the underlying assets were rolled over into a subsequent securitization.

The Company describes the impact of securitization activity on both a GAAP and managed basis of presentation.  From a U.S. GAAP perspective, based upon the Company’s trust structure, a maturity of outstanding issuances results in the increase of sellers’ interest (i.e. the ownership percentage retained by the Company in the trust) in cardmember receivables, which results in incremental credit loss reserves.  This impact is described in the corresponding section below, along with the background on the Company’s securitization structure and what happens to the securitized assets at maturity.  On a managed basis, a maturity of outstanding issuances results not only in the increase in credit loss reserves due to the increase in sellers’ interest, described above, but also in an opportunity cost related to the excess spread associated with the interest only strip asset that would have otherwise been recognized had a maturity not occurred.  The excess spread opportunity cost is described in the corresponding section, below.  Prospectively, in future filings, the Company will modify its discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations to more fully describe these impacts.

GAAP Basis – Re-establishment of Cardmember Loan Loss Reserves due to the Increase in Sellers’ Interest

As noted on page 38 of the Management's Discussion and Analysis of Financial Condition and Results of Operations of the 2005 annual report, the Company periodically securitizes cardmember receivables through the transfer of those cardmember loans to a SFAS 140 defined qualifying special purpose entity, the Lending Trust, or Trust.  The Lending Trust issues certificates to investors that represent investors’ interests in the Trust.  The remaining interest in the Trust is retained by the transferors to the Trust and is called the sellers’ interest.  Securitizations of cardmember receivables transferred to and financed by the Lending Trust are accounted for as sales.

The Lending Trust is structured as a master trust, which is a long-term revolving securitization vehicle that has the ability to issue multiple series of investor certificates.  All interests in the Trust are “pari-passu,” meaning that the sellers’ and investors’ interests each represent an undivided pro-rata interest in the Trust assets, which consist of all the cardmember receivables transferred to the Trust and their proceeds.  Accordingly, the Company, through its subsidiaries, maintains an undivided, pro-rata interest in all cardmember receivables transferred, (i.e. the sellers’ interest referenced above), which is equal to the balance of the cardmember receivables in the Lending Trust less the investors’ portion of those cardmember receivables and the interest-only strip asset retained by the Company.  Sellers’ interest is reported as cardmember receivables on the Company’s Consolidated Balance Sheets, and as such, the Company maintains a credit loss reserve against the amount of sellers’ interest.  This credit loss reserve is established for sellers’ interest related cardmember receivables only and not for the off-balance sheet investors’ interest receivables (i.e. the interest-only strip asset, accounted for at fair value, includes the effect of credit losses related to the sold cardmember loans).  When a series matures, cardmember receivables are not removed from the Trust.  The investors’ interest decreases and the sellers’ interest increases, thereby increasing the amount of cardmember receivables carried on the Company’s balance sheet.  This increase in cardmember receivables carried on the balance sheet results in an increase to the required credit loss reserves on a GAAP basis, through provisions for losses and benefits.  Since cardmember receivables are not removed from the Trust, they remain as collateral for all present and future interests in the Trust, available to support future securitization issuances from the Trust.  As such, they are not rolled over into a subsequent securitization until such time as a new issuance of investor certificates is executed and a portion of the sellers’ interest is removed from the Company’s balance sheet.

Prospectively, in future filings, the Company will modify its discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations to more fully describe the credit reserve impact of a maturity of a previously outstanding issuance.

Managed Basis Disclosure – Re-establishment of Cardmember Loan Loss Reserves due to the Increase in Sellers’ Interest and Reduction in Excess Spread

On a managed basis, the impact of a maturity of a previously outstanding issuance is the impact to credit reserves, as described above on a GAAP basis, as well as foregone excess spread, which is described below.  As noted on page 77 of the notes to consolidated financial statements of the 2005 annual report, excess spread is the net positive cash flow from interest and fee collections allocated to the investors’ interests (i.e. the interest-only strip asset) after deducting the interest paid on investor certificates, credit losses, contractual servicing fees and other expenses.  The interest-only strip asset, which is created at the time of sale, is the present value of estimated future excess spread expected to be generated by the securitized cardmember receivables over the estimated life of those cardmember receivables.  In a revolving trust like the Lending Trust, the underlying collateral (cardmember receivables) is constant relative to the amount of investors' interests issued by the Trust (i.e. new cardmember charges offset cash collections) until the investors' interests mature.  As such, the cash flows related to the interest-only strip asset remain constant over the life of the issued investor certificates, which results in level amounts of income being accreted over that period.  As the maturity of a series of investor interests approaches, the amount of cardmember receivables collateralizing the investors’ interest is declining due to cash receipts and no new charges.  Therefore, the interest-only strip asset value, and the associated excess spread income, will also decline.  The Company presents this securitization income impact related to the decreasing interest-only strip asset in its management discussion and analysis in conjunction with its managed basis disclosures.  This impact reflects a reduction of net gains each quarter on a comparative basis, as it is, in effect, an opportunity cost to the business reflected as a decrease in excess spread that would have otherwise been recognized had a maturity not been approaching or occurred.

Prospectively, in future filings, the Company will modify its discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations to more fully describe the credit reserve and excess spread impacts.

Financial Statements

Consolidated Statements of Income, page 62

6.         We note that you do not separately present your costs and expenses applicable to services on your income statement, that you do not separately present operating and non-operating income and expenses and that you report investment income as revenues.  Please tell us:

•      whether you track costs related to each of your separately presented revenue line items;

•      your basis for not separately presenting operating and non-operating income and expenses; and

•      your basis for presenting investment income as revenues.

Refer to Rule 5-01 and 5-03 of Regulation S-X.

The Company notes that there is no specific accounting or SEC Staff guidance as to the form and content of financial statements or supplemental disclosures related to registrants such as American Express Company, which is a global payment, network, travel and financial services provider.  In preparing its financial statements, an important element in the determination of the Company’s financial statement presentation is the way that the Company manages its business.   The Company understands the requirements of Rules 5-01 and 5-03 of Regulation S-X in evaluating the appropriateness of the classification of revenues and expenses in its income statement.  In this regard, the Company evaluates the nature of its operating activities and the operating revenue and expense streams associated with these activities.  Based upon such analysis, the Company views the revenues and the expenses identified on the income statement, particularly interest, as operating items in the context of Rule 5-03, as discussed in more detail below.  Further, relative to its identification and presentation of specific line items, the Company does not track costs (other than interest expense) to specific revenues and therefore cannot display such costs in that manner.  Taking into account the items referenced above, the Company believes the current form of the statement of income provides the most relevant and meaningful presentation of the Company’s various operating revenues and associated expenses.

Tracking costs to each separately presented revenue line item

Based upon the management of its business activities, the Company does not track costs (other than interest expense) associated with each of the revenue line items presented in the income statement.  Activities for each of the Company’s operating segments result in multiple revenue streams and other costs associated with such revenue streams are not segregated or tracked by the type of revenue generating activity.

Interest expense is tracked separately because of the way the Company manages its business, and as such, the associated debt is issued for specific asset and business activity funding purposes and is easily identifiable in the Company’s reporting systems by legal entity.  Please refer to Comments 8 and 13 and in the “Basis for not separately presenting operating and non-operating income and expenses” for additional discussion.

Other costs such as maintenance of a proprietary network of merchants, issuance of proprietary cards, cardmember services such as billing and collection, the Membership Rewards program, and marketing and promotional costs are incurred for the benefit and support of multiple revenue streams.  Given the way that the Company operationally tracks its business activities, the current reporting systems infrastructure would be unable to provide such data and any related cost allocations would be arbitrary.  Further, a significant amount of judgment and estimation would be required to be able to allocate its costs according to revenue lines, and the Company would be required to expend extensive cost and effort to construct a reporting system that would provide the necessary supporting information in a controlled environment.  In addition, the Company believes that changing its income statement format to classify expenses in relation to specific revenue line items would not be meaningful or enhance the transparency provided to readers of the Company’s financial statements, as it would not align to the Company’s management of its business activities.

Basis for not separately presenting operating and non-operating income and expenses

The Company concluded that all line items on its income statement are operating items in the context of Rule 5-03.  While Rule 5-03 defines “non-operating” items to include interest on securities and interest expense, the Company considers both of these items as operating items within its business model.

First, other investment and interest income, net of interest expense, represents operating revenue streams primarily associated with the Company’s travelers checks and other stored value product lines and its international banking operating activities. As an issuer of travelers checks, the Company is regulated in the United States under the “money transmitter” laws of most states, which require traveler check issuers to hold outstanding proceeds of sale in highly rated and secure investments.  Because the Company is required by law to maintain an investment portfolio in order to operate in the travelers check business, the investment income generated from that investment portfolio is the primary revenue of the travelers check product line operating activities.  Therefore, the related revenue should be considered an “operating income” item.  Additionally, other investment and interest income, net of interest expense, represents results from the Company’s international banking operations, which deliver an extensive range of investment management, trust and estate planning, and banking services to high net worth individuals. The international banking operations also provide a wide variety of local saving and investment products to affluent international individuals.   Therefore, investment and net interest income of the Company’s international banking operations is an operating revenue source for lending and related activities, and the Company believes it would be inappropriate to present these revenues as non-operating.

Second, the interest expense presented on the face of the Company’s income statement is incurred primarily to fund charge card product receivables.  Charge card products, which reflect a key business activity for the Company, are unique in that they do not have a revenue stream commensurate with interest income earned by the Company’s other lending and related activities.  Interest expense, however, is a primary operating expense for this product line, and as a result, this interest expense is presented as an operating expense item.

From time to time, the Company may experience gains or losses that could be viewed as non-recurring and not core to the Company’s operating activities.  The Company believes that its classification of these items as “other expense” in its statement of income, along with disclosure in its footnotes to the financial statements and/or in Management’s Discussion and Analysis of Financial Condition and Results of Operations, provides meaningful information to the users of the financial statements.

Basis for presenting investment income as revenues

As indicated above, investment income is generated primarily from the investment portfolio associated with the Company’s travelers checks product line and the Company’s international banking operations.  The Company believes that investment income is part of the respective businesses' core operations and as such is appropriately classified as revenues in the statement of income.

7.         Please provide us with an analysis of the amounts presented in other revenues for the periods presented.

The Company’s other revenues were $1,373 million, $1,374 million and $1,314 million for the years ended December 31, 2005, 2004 and 2003, respectively, and represented 5.7%, 6.3% and 6.7% of total revenue for the years ended December 31, 2005, 2004 and 2003, respectively.  The following is an analysis of other revenues for the years ended December 31:

(millions)	2005	2004	2003
Insurance premiums (a)	$302	$303	$265
American Express Publishing (b)	263	241	202
Miscellaneous revenue and fees (c)	808	830	847

Total other revenue	$1,373	$1,374	$1,314

(a)   Insurance premiums represent revenue earned from premiums on cardmember travel and other insurance programs such as Travel Accident, Automatic Flight, Premium Baggage, and Car Rental Loss and Damage insurance.

(b)   Publishing represents revenue earned primarily from publishing of luxury lifestyle magazines, travel resources, and business resources.

(c)   Miscellaneous revenue and fees consist of numerous items including amounts earned from Global Network Services partners, merchants and cardmembers.  The largest item included in miscellaneous revenue and fees for any period above is less than 1% of total revenue.

As a matter of practice, the Company analyzes other revenues as well as all revenue and expense classifications for disclosure purposes giving consideration to the relative size of the underlying items and discusses any significant changes in amounts from period to period in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In applying its practice to the periods presented above, the Company identified no additional items that required supplemental disclosure; however, to provide additional information regarding other revenues prospectively, in future filings, the Company will expand its disclosures to include the following discussion in the footnotes to the consolidated financial statements:

Other Revenue

Other revenue includes insurance premiums earned from cardmember travel and other insurance programs, publishing revenues and other miscellaneous revenue and fees.

Note 1 Summary of Significant Accounting Policies

Cardmember lending net finance charge revenue, page 67

8.         Please address the following regarding your presentation of cardmember lending net finance charge revenues:

a)    Please tell us the accounting guidance on which you rely and provide your supporting accounting analysis to present cardmember lending finance revenue net of interest expense.

The Company notes that there is no specific accounting or SEC staff guidance as to the form and content of financial statements or supplemental disclosures related to “interest income” and “interest expense” for registrants that are not bank holding companies but are engaged in similar lending and related activities as a component of operations.  The Company believes the current presentation of cardmember lending finance charge revenue net of the related interest expense, combined with the current disclosure of the interest expense in the footnotes (as noted on page 67 of the 2005 annual report), is consistent with the way the Company manages the business and is the most meaningful disclosure.  For fiscal year 2005, cardmember lending finance charge revenue represents approximately 14% of total revenues, on a gross basis, and approximately 10% of total revenues on a net basis.

In determining the basis of presentation for cardmember lending finance charge revenue, the Company has considered the guidance provided by SAB Topic 11-K and SAB 69, Application of Article 9 and Guide 3 to Non-Bank Holding Companies.  This guidance allows non-banking entities with significant lending and related activities to present information and disclosures included in Article 9 and Guide 3 if they are significant and relevant to their business.  Income statements of bank holding companies use a “net interest income” presentation in accordance with the guidance of Article 9.  Although the Company does not consider 14% of gross revenue to be material to its overall operations, a “net interest income” presentation is consistent with how the Company manages its business.  The Company is unaware of any SEC staff guidance that proscribes a net presentation, and such a presentation is also consistent with the presentation of financial information by other registrants that have lending and related activities.  Therefore, based upon these considerations, the Company believes that the net presentation, including the footnote discussion of the related interest expense, is the most appropriate for this business activity.

The following table presents cardmember lending finance charge revenue and related interest expense on a gross basis for the years ended December 31:

(millions)	2005	2004	2003
Cardmember lending finance charge revenue	$3,449	$2,795	$2,525
Interest expense (1)	869	571	483
Cardmember lending net finance charge revenue	$2,580	$2,224	$2,042

(1) Disclosed on page 67 of the 2005 annual report

b)    Please tell us how you identify and calculate the interest expense netted against cardmember lending finance revenue.

Interest expense that is netted against cardmember lending finance revenue represents the interest costs related to the specific short and long-term liabilities (e.g., bank notes) used to fund the cardmember lending receivables.  Such cardmember lending revenue and the related funding costs are recognized at the specific subsidiary legal entities that generate those activities and are netted in accordance with how the Company manages the business.  The interest expense is calculated based on the effective interest rate of the respective funding instruments that are issued related to these activities.

c)    If you are unable to support the basis for your net presentation of this line item, please revise your income statement accordingly.

As noted in the Company’s response to Comment 8a above, the Company believes that the net presentation, including the footnote discussion of the related interest expense, is appropriate for this business activity.

Net card fees, page 67

9.         Please revise to disclose the amount of the projected refund of card fees for cancellation of card membership for the periods presented in the notes to the financial statements or in Schedule II – Valuation and Qualifying Accounts.

The Company will revise its net card fee disclosure included in the footnotes to  the financial statements prospectively as requested to include the amount of projected refunds of card fees for cancellation of card membership at each balance sheet date.  The disclosure presented will be as follows:

Note 1, Summary of Significant Accounting Policies

Net card fees

Card fees are recognized as revenues over the card membership period, net of the provision for projected membership cancellations and amortization of deferred direct card acquisition costs. Card fees and card acquisition costs are amortized on a straight-line basis over the twelve-month membership period. The net carrying amount of deferred card fees, direct card acquisition costs, and the reserves for membership cancellations as of December 31 were as follows:

(millions)	2005	2004
Deferred card fees, net of direct acquisition costs	$933	$926

Reserves for membership cancellations	(77)	(73)

10.      We note that you recognize card fees as revenue and that you defer and amortize direct card acquisition costs into operating expenses.  Please address the following regarding your presentation of net card fees:

a)    Please tell us how your income statement presentation is consistent with the guidance in EITF 92-5 which states that credit card origination costs should be netted against the related credit card fee and the net amount should be amortized on a straight-line basis.

Upon further consideration of the guidance in EITF 92-5, the Company has concluded its historical income statement presentation, established based on the Company’s traditional charge card product line before cardmember lending products were developed, is not consistent with the guidance in that consensus; however, the inconsistency does not have a material impact on net card fees. As such, the Company will modify its presentation in future filings to net the direct card acquisition costs against the card fees, as well as the related balance sheet presentation. These revisions in the presentation of our consolidated financial statements will be reflected prospectively due to immateriality commencing with the quarter ending September 30, 2006 for all periods presented.  The Company performed a SAB 99 analysis, including both quantitative and qualitative considerations, and concluded that the impact to total revenues (less than 1%) and trends (no impact) was immaterial for previous quarters and annual periods.

b)    Please revise to disclose your amortization method for deferred direct card acquisition costs and card fees.  If you do not use the straight-line method, please tell us how your method is consistent with the guidance in EITF 92-5.

The Company will revise its net card fee disclosure prospectively as requested to include the amortization method for deferred direct card acquisition costs and card fees. In accordance with EITF 92-5, the Company’s method for amortization of such costs and fees is the straight-line method over the twelve month privilege period, which is consistent with the guidance in EITF 92-5. Please refer to comment 9 response for the additional disclosure.

c)    Please revise to disclose the net amount of deferred direct card acquisition costs and card fees capitalized as of each balance sheet date.  Refer to EITF  92-5.

The Company will revise its net card fee disclosure included in the footnotes to the financial statements prospectively as requested to include the net amount of deferred direct card acquisition costs and card fees capitalized as of each balance sheet date. Please refer to Comment 9 response for the additional disclosure.

Other investment and interest income, net, page 67

11.      We note that you “generally” record interest income on performing fixed income securities using the effective interest method.

In accordance with the requirements of SFAS 115, the Company records interest income related to its performing fixed income securities using the effective yield method.  However, from time to time, the Company may apply another method of accounting on an exception basis to specific performing fixed income securities where the Company believes another method of accounting is more practical and the result is not significantly different from the effective interest method.

As of December 31, 2005 and 2004, the Company had approximately $2.0 billion and $1.0 billion of performing fixed income securities outstanding, respectively, for which the effective yield method is not applied.  This portfolio is comprised of fixed and variable rate U.S. Treasury and Agency securities with an average duration of approximately 1 to 2 years.  There were no fixed income securities in this portfolio prior to fiscal year 2004.

Please tell us:

a)    the other methods you use to recognize interest income on performing fixed income securities representing the exceptions to your general policy;

The interest income for the fixed and variable rate U.S. Treasury and Agency securities, noted above, is recorded using straight-line recognition.

b)    the accounting guidance on which you rely and provide your supporting accounting analysis for these alternative recognition methods;

The Company applies the requirements of SFAS 115 for its recognition of interest income related to performing fixed income securities.  For the U.S. Treasury and Agency securities, the Company has determined that the straight-line method of recognition is not significantly different than the effective yield method.

c)    the amount of interest income recognized for the periods presented using these alternative recognition methods; and

The total amounts of interest income recognized using the alternative method was $39.3 million and $14.3 million for the years ended December 31, 2005 and 2004, respectively.  As noted above, there were no fixed income securities in this portfolio prior to fiscal year 2004.

d)    the difference in interest income recognized between your alternative methods and effective interest method for the periods presented.

The difference between the effective yield method and the straight-line method was about $239,000 and $76,000 for fiscal years 2005 and 2004, respectively.

Prospectively, the Company will note in its disclosures that when used, another method is not significantly different than the effective yield method.

12.      We note that you record investment income for your international banking and other loans in accordance with the terms of the loans.  Please tell us how your policy is consistent with the guidance in EITF Topic D-10.

In accordance with the Company’s policy, income generated from the Company’s lending activities is recorded using the effective interest method as required by EITF Topic D-10.  The stated interest rates within the terms of the loans are used as part of the Company’s effective interest method calculation and adjusted for any fees or direct origination costs, when significant, related to the loan using the effective interest rate method.  In this instance, the Company’s practice is to define “significant” as a $10 million or more pre-tax income difference per annum between applying the stated terms of the loans and the effective interest rate method with fees and direct origination costs included in the yield calculation.  In accordance with the Company’s practice, the Company applies the guidance in paragraph 18 of SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, to calculate the effective interest method.  Additionally, the Company uses the guidance of paragraph 18c to account for variable-rate loans using the index that is in effect at the inception of the loan in order to calculate the constant effective yield necessary to apply the interest method.  Prospectively, the Company will revise its future filings to indicate that it applies the effective yield method.

13.      We note your statement on page 68 that your other investment income and interest income is presented net of interest expense related primarily to your international banking operations.  Please tell us how you identify and calculate the interest expense netted against your other investment income and interest income.  Tell us why you believe this net presentation is appropriate.

Interest expense that is netted against other investment income and interest income represents the interest costs specifically related to the short and long-term liabilities (e.g., deposits) used to fund the international banking operations investment and other lending related activities.  The interest expense is calculated based on the effective interest rate of the respective funding instruments that are allocated to these activities, which is consistent with how the Company manages the business.

As noted in the Company’s response to Comment 8, there is no specific accounting or SEC guidance as to the form and content of financial statements or supplemental disclosures related to “interest income” and “interest expense” for registrants that are not bank holding companies but that are engaged in similar lending and related activities as a component of operations.  The Company believes the current presentation of other investment income and interest income, net of the related interest expense, combined with the current disclosure of the interest expense in the footnotes (as noted on page 68 of the 2005 annual report), is consistent with the way the Company manages the business and is the most meaningful presentation.

For fiscal year 2005, other investment income and interest income reflected approximately 6% of total revenues, on a gross basis, and approximately 4% of total revenues on a net basis.  In determining the basis of presentation for other investment income and interest income, the Company has considered the guidance provided by SAB Topic 11-K and SAB 69.  This guidance allows non-banking entities with significant lending and related activities to present information and disclosures included in Article 9 and Guide 3 if they are significant and relevant to their business.  Although the Company does not consider 6% of gross revenue to be significant to its overall operations, a “net interest income” presentation is consistent with how the Company manages its business.  The Company is unaware of any SEC staff guidance that proscribes a net presentation and such a presentation is also consistent with the presentation of financial information by other registrants that have lending and related activities.  Therefore, based upon these considerations, the Company believes that the net presentation, including the footnote discussion of the related interest expense, is the most appropriate for this business activity.

Investments, page 69

14.      You state here that the fair value of investments is “generally” based on quoted market prices.  Please revise to confirm, if true, that you always use quoted market prices where available.  Otherwise, please tell why you would not use quoted market prices when they are available.  Where quoted market prices are not available, disclose what methods you use for determining fair value.

The Company will revise its disclosure prospectively to indicate the Company always uses quoted market prices to determine fair value, when available.  If quoted market prices are not available, the Company’s estimate of fair value uses prices for similar assets or the present value of estimated expected future cash flows when similar assets do not exist.

Note 3 Investments, page 74

15.      Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of each balance sheet date presented.  Refer to paragraph 21 of EITF 03-1.

Prospectively, the Company will revise its investments footnote disclosure related to paragraph 21a of EITF 03-1 as requested to include the gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position for each balance sheet date presented.

Supplementally, the following tables provide historical information about available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004, respectively:

2005 (millions)	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
State and municipal obligations	$392	$(4)	$19	$(1)	$411	$(5)
U.S. Government and agencies obligations	1,716	(17)	2,893	(31)	4,609	(48)
Mortgage and other asset-backed securities	1,803	(31)	1,298	(44)	3,101	(75)
Corporate debt securities	750	(15)	821	(32)	1,571	(47)
Foreign government bonds and obligations	283	(2)	58	(7)	341	(9)
Structured investments	—	—	—	—	—	—
Other	10	—	6	—	16	—
Total	$4,954	$(69)	$5,095	$(115)	$10,049	$(184)

2004 (millions)	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
State and municipal obligations	$386	$(5)	$95	$(3)	$481	$(8)
U.S. Government and agencies obligations	4,221	(51)	5	—	4,226	(51)
Mortgage and other asset-backed securities	5,522	(40)	1,131	(31)	6,653	(71)
Corporate debt securities	4,779	(47)	1,304	(34)	6,083	(81)
Foreign government bonds and obligations	144	(7)	9	(1)	153	(8)
Structured investments	—	—	705	(41)	705	(41)
Other	7	—	—	—	7	—
Total	$15,059	$(150)	$3,249	$(110)	$18,308	$(260)

Note 5 Securitized Loans, page 77

16.      Please revise to disclose the significant components presented in the securitization income, net income statement line item for the periods presented.

The Company will revise its securitized cardmember loans disclosure to include the significant components presented in the securitization income, net income statement line item for the periods presented.  Supplementally, the following table provides historical information about the significant components presented in the securitization income, net income statement line item for the periods ended December 31, 2005, 2004 and 2003, respectively:

(millions)	2005	2004	2003
Excess spread, net (excluding servicing fees)	$811	$706	$658
Servicing fees	412	388	378
Gains on sales from securitizations	37	38	69

Total securitization income	$1,260	$1,132	$1,105

For the purposes of the table above, servicing fees have been excluded from the definition of excess spread.  Additionally, gains on sales from securitizations exclude all credit impacts from securitization activity (such amounts are included in provision for losses and benefits) as well as other securitization activity related impacts.  Please refer to page 78 of the notes to the consolidated financial statements of the 2005 annual report for further discussion.  In prior filings, the Company has previously disclosed only the net gains, including the impacts referenced above.

Note 6 Variable Interest Entities, page 79

17.      Please revise to disclose your accounting policy for your investments in limited partnerships and tell us the specific accounting guidance on which you rely.

The Company will revise its disclosure prospectively to indicate that it follows EITF 94-1, Accounting for the Tax Benefits Resulting from Investments in Affordable Housing Projects, and the related accounting guidance under Statement of Position No. 78-9, Investments in Real Estate Ventures and EITF Topic D-46.  As noted on page 79 of the footnotes to the 2005 annual report, the Company considered the accounting guidance in FIN 46(R) and determined that the investments in limited partnerships should not be consolidated under that guidance.

Note 10 Derivatives and Hedging Activities, page 83

18.      For each SFAS 133 qualifying hedge relationship, please tell us the following:

a)    the type of SFAS 133 hedge (fair value, cash flow, etc.);

b)    the type of derivative used (interest rate swap, interest rate option, currency forward, etc.);

c)    for fair value hedges, the hedged item;

d)    for cash flow hedges, the hedged transaction;

e)    the nature of the risk being hedged; and

f)     how you assess the hedge effectiveness.

As noted on page 83 of the 2005 annual report, the Company uses derivative financial instruments to manage its exposure to interest rate, foreign currency and, related to its international banking operations, equity price risk.  A significant number of these derivative financial instruments are economic hedges, customer accommodation transactions or trading positions that do not qualify for hedge accounting under SFAS 133 and are accounted for at fair value, with changes in fair value recorded through earnings.

The following table summarizes the total derivative product assets and liabilities outstanding as of December 31, 2005:

	Derivative	Derivative	Derivative
	Product	Product	Product
As of December 31, 2005	Assets	Liabilities	Notionals
	(in millions)	(in millions)	(in billions)
Total Derivative Financial Instruments	$530	$354	$70

Derivative Financial Instruments that qualify for hedge accounting under SFAS 133	$250	$114	$25

Percentage of derivative financial instruments that qualify for hedge accounting	47%	32%	36%

As shown above, the Company has a limited amount of derivative financial instruments in aggregate and a limited amount of derivative financial instruments to which it applies hedge accounting under SFAS 133.  For the derivative financial instruments that do qualify for hedge accounting, the Company strictly applies the requirements of SFAS 133 and the related guidance.  In reference to Comment 19, beginning during the third quarter of 2005, the Company revised its policy to apply the “long haul method” to all new hedge transactions eligible for hedge accounting.  The Company has noted that, from an operational perspective, it is easier for the Company to apply a consistent approach.

The Company has provided, in the table below, a summary analysis of each hedge relationship for which a derivative balance was outstanding as of December 31, 2005.  In conjunction with this analysis, several strategies have been presented on a combined basis for the purposes of the table; however, the Company maintains separate and distinct supporting hedge documentation.  Additionally, certain strategies (included below) are no longer utilized by the Company on a prospective basis as of December 31, 2005 either because the hedged products have been modified or the business purpose has changed and therefore hedge accounting is no longer deemed applicable to prospective transactions.  The related derivative balances for these strategies represent maturing trades entered into prior to the discontinuation of that particular strategy.  In response to the specific information requests made in items (a) through (f) of Comment 18 and items (a) through (c) of Comment 19, the Company has prepared a detailed analysis of each strategy and how it qualifies for hedge accounting in accordance with SFAS 133 which may be found in Appendix B to this letter.

The Company is seeking confidential treatment of Appendix B.  Please refer to paragraph 18 and 19 on Annex A to the confidential treatment request that accompanies this letter.

As of December 31, 2005:

		(b)
	(a)	Hedge	(c)/(d)		(f)		Asset	Liability
Strategy	Type of	Instrument	Hedged Item /	(e)	Hedge Effectiveness	Hedge Ineffectiveness	Balance	Balance	Notional
Number (1)	Hedge	Type	Transaction	Risk Hedged	Assessment Method	Measurement Method	($millions)	($millions)	($billions)

Strategies in use as of December 31, 2005 - New transactions are eligible for designation under these strategies if hedge accounting criteria are met

1	Cash Flow	Interest rate swap	Forecasted Issuance of short-term debt (comprised of two separate strategies: commercial paper issuances, bank note issuances)	Interest rate (1M LIBOR)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 2 Hypothetical Derivative (DIG G7)	$53.0	$—	$4.5

2	Cash Flow	Interest rate swap	Forecasted issuance of “rolling” syndicated borrowing facilities (comprised of four separate strategies for three different benchmark rates, each by currency)	Interest rate (local benchmark rates)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 3 Cumulative Change in Fair Value (DIG G7)	6.9	2.2	3.0

3	Cash Flow	Interest rate swap	Outstanding floating rate medium term notes	Interest rate (1M LIBOR)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 2 Hypothetical Derivative (DIG G7)	155.0	—	11.3

4	Cash Flow	Interest rate swap	Forecasted issuances of term certificates of deposits	Interest rate (local one-month benchmark rate)	Regression analysis: R- squared, beta, f-statistic and t-statistic (DIG E7)	Method 2 Hypothetical Derivative (DIG G7)	—	0.8	0.1

5	Fair Value	Interest rate swap	Outstanding fixed rate medium term notes	Change in fair value of debt attributable to change in interest rates (1M LIBOR)	Dollar Offset Method (DIG E8)	Change in fair value of swap compared to change in fair value of underlying attributable to the change in benchmark rate (Paragraph 22)	4.0	—	1.0

6	Net Investment	FX forwards	Net investments in foreign operations	Foreign Currency Exchange (FX)	FX forward principal equal or less than beginning net investment balance (DIG H7)	Method Based on Changes in Forward Rates (DIG H8)	20.0	13.0	2.6

							$238.9	$16.0	$22.5

Strategies no longer in use as of December 31, 2005 - balances reflect maturing trades

7	Fair Value	Interest rate swap	Outstanding term certificates of deposits	Change in the overall fair value of the certificate of deposit	Dollar Offset Method (DIG E8)	Change in fair value of swap compared to change in fair value of underlying certificate of deposit (paragraph 22)	$—	$88.3	$1.0

8	Cash Flow	Interest rate swap	Outstanding fixed rate medium term notes	Interest rate (local benchmark rate)	Short Cut eligible (paragraph 68)	Short Cut eligible (paragraph 68)	11.2	0.7	1.4

9	Fair Value	Interest rate swap	Outstanding fixed rate long term debt	Change in fair value of debt attributable to change in interest rates (1M LIBOR)	Short Cut eligible (paragraph 68)	Short Cut eligible (paragraph 68)	—	8.4	0.5

10	Fair Value	Interest rate swap	Corporate bonds	Change in fair value of securities attributable to change in interest rates (LIBOR)	Short Cut eligible (paragraph 68)	Short Cut eligible (paragraph 68)	—	0.1	0.1

							$11.2	$97.5	$3.0

Total Derivative Product Assets and Liabilities Designated in Hedging Relationships							$250.1	$113.6	$25.5

(1)          Strategy #1 – 7 are described in Appendix B in the “Non Short Cut Method Strategy” Section and Strategy #8 – #10 are described in Appendix B in the “Short Cut Method Strategy” section.

19.      For each SFAS 133 hedge relationship identified above for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:

a)    clearly explain the terms of the hedged item or transactions;

b)    clearly explain the terms of the interest rate swap and explain how you determined those terms match the terms of the hedged item or transaction; and

c)    tell us how you met each requirement of paragraph 68 of SFAS 133.

Please see response to Comment 18 above.  Additional information in response to this comment may be found in appendix B to this letter.  The Company is seeking confidential treatment of appendix B.  Please refer to paragraph 18 and 19 on Annex A to the confidential treatment request that accompanies this letter.

Note 19 Operating Segments and Geographic Operations, page 95

20.      Please revise to disclose the factors used to identify your reportable segments, including the basis of organization.  Refer to paragraph 26(a) of SFAS 131.

The Company will revise its disclosure to include factors considered in the identification of its reportable segments, including the basis of organization thereof.  The following is the updated disclosure:

Note 19 Reportable Segments and Geographic Operations

Reportable Segments

American Express Company is a leading global payments, network and travel company, which is principally engaged in businesses comprising three reportable segments: U.S. Card Services, International Card & Global Commercial Services and Global Network & Merchant Services. The Company considers a combination of factors when evaluating the composition of its reportable segments and the aggregation of operating segments with similar attributes, including economic characteristics (primarily net income metrics), products and services offered, classes of customers, product distribution channels, geographic considerations (primarily U.S. versus international), and regulatory environment considerations.

21.      Please tell us the extent to which you aggregate multiple operating segments into your reporting segments.  Please tell us how you determine that the operating segments met the criteria for aggregation in paragraph 17 of SFAS 131.

The Company is seeking confidential treatment of its response to this comment.  Please refer to paragraph 21 on Annex A to the confidential treatment request that accompanies this letter.

22.      We note you include a GAAP data presentation as well as a non-GAAP data presentation.  Paragraph 30 of SFAS 131 states that if the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures should be those that you believe are determined in accordance with the measurement principles most consistent with those used in your consolidated financial statements.  Since this guidance does not appear to allow for secondary segment data presentations, please tell us why you have included the managed basis presentation.

The Company’s chief operating decision maker uses both GAAP basis financial data and non-GAAP managed basis financial data to assess the Company’s operating performance and to make decisions about the allocation of resources; therefore the Company provided both the GAAP and managed basis segment information in its footnote disclosures.  Paragraph 30 of SFAS 131 requires that when the chief operating decision maker uses more than one measure to evaluate segment results, the measure to be included in the segment disclosures should be the one that most closely aligns with the measure used in the entity’s consolidated financial statements.  Therefore, for future filings the Company will no longer provide the data regarding managed basis information in the footnotes to the consolidated financial statements.

Note 22 Restructuring Charges, page 100

23.      Please revise to disclose the following related to your restructuring charges:

a)    for each major type of cost associated with the activity, the total amount expected to be incurred in connection with the activity and the cumulative amount incurred to date; and

b)    for each reportable segment, the total amount of costs expected to be incurred in connection with the activity and the cumulative amount incurred to date.

Refer to paragraph 20 of SFAS 146.

The Company will provide an additional table to the restructuring footnote that summarizes for each major type of cost by segment, the total amount of charges expected to be incurred; the amount of charges incurred during the respective period being presented; and the cumulative charges incurred through the respective balance sheet date.

*     *     *     *     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-640-6680.

Very truly yours,

/s/ GARY L. CRITTENDEN
Gary L. Crittenden
Chief Financial Officer

cc:   Mr. Michael Volley
Mr. Pradip Bhaumik
Ms. Joan C. Amble

Appendix A

Implementation Timeline of Prospective Disclosures

Comment	Area/Footnote	Specific Disclosure	Prospective Period to be Disclosed

3 & 4	Management’s Discussion & Analysis of Financial Condition and Results of Operations	Clarify the accounting treatment to indicate the AEBF equipment leasing sale is included in continuing operations	December 31, 2006

5	Management’s Discussion & Analysis of Financial Condition and Results of Operations	More fully describe the impacts of outstanding securitization issuance maturities	September 30, 2006

7	Note 1: Summary of Significant Accounting Policies – Other Revenues	Discuss the specific components included in other revenues	December 31, 2006

9, 10b, & 10c	Note 1: Summary of Significant Accounting Policies – Net Card Fees

Include the amount of Reserves for membership cancellations at each balance sheet date

Note the amortization method and period for deferred direct card acquisition costs and card fees

Disclose the net amount of deferred direct card acquisition costs and card fees capitalized at each balance sheet date

December 31, 2006

10	Statement of Income	Modify presentation to net the direct card acquisition costs against the card fees	September 30, 2006

11	Note 1: Summary of Significant Accounting Policies – Other Investment and Interest Income, Net	If a method other than effective interest method is used to record interest income, disclose that fact and that the difference between the two methods was insignificant	As Needed

12	Note 1: Summary of Significant Accounting Policies – Other Investment and Interest Income, Net	Include discussion of the application of the effective yield method	December 31, 2006

14 & 15	Note 3: Investments

Indicate the Company always uses quoted market prices, when available, to determine fair value of investment securities

Revise to include the prior year’s gross unrealized losses and length of time that individual securities have been in a continuous loss position

December 31, 2006

16	Note 5: Securitized Loans	Include a table of the significant components presented in the securitization income, net income statement line item for all periods presented	December 31, 2006

17	Note 6: Variable Interest Entities	Note that the Company applies EITF 94-1 and related guidance to account for its limited partnership investments	December 31, 2006

20	Note 19: Reportable Segments and Geographic Operations	Disclose the factors considered in the identification of its reportable segments	December 31, 2006

22	Note 19: Reportable Segments and Geographic Operations	Remove the presentation of “managed basis” financial information	September 30, 2006

23	Note 22: Restructuring Charges

Insert a new table that summarizes, for each major type of cost by segment the total amount of charges expected to be incurred; the amount of charges incurred during the respective period being presented; and the cumulative charges incurred through the respective balance sheet date.

September 30, 2006